Item 77I  Terms of new or amended securities

At a meeting held on May 13, 2014, the Board of Trustees of the Registrant approved the reclassification of Class B shares as Class A shares (Reclassification). The plan of Reclassification provided for the replacement of all of the issued and outstanding Class B shares of each applicable Munder Fund with load waived Class A shares of the same respective
 Munder Fund. The Reclassification took place on August 1, 2014, and was based on each classs relative net asset value on the Reclassification date. The new
 Class A shares were not subject to (i) the front-end sales charge that generally applies to Class A shares and (ii) any CDSC still applicable to the B shares.